[redacted]

40-202A/A

06021654

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FIRST AMENDMENT TO APPLICATION FOR AN ORDER PURSUANT TO SECTION 202(a)(11)(F) OF THE INVESTMENT ADVISERS ACT OF 1940 (THE "ACT") DECLARING ADLER MANAGEMENT, L.L.C. AND ITS OFFICERS AND EMPLOYEES ACTING WITHIN THE SCOPE OF THEIR EMPLOYMENT NOT TO BE INVESTMENT ADVISERS WITHIN THE INTENT OF THE ACT

ADLER MANAGEMENT, L.L.C.

File No. 803-00187

Please direct all communications concerning this Application to:

Luz Campa
Vice President and Secretary
Adler Management, L.L.C.
Opus Corporate Center
10350 Bren Road West
Minnetonka, Minnesota 55343

P. Graham van der Leeuw
Rebecca A. Paulzine
Faegre & Benson LLP
2200 Wells Fargo Center
90 South Seventh Street
Minneapolis, Minnesota 55402-3901

Exhibit Index is at page 13.

TABLE OF CONTENTS

Page

I. INTRODUCTION 1

II. BACKGROUND INFORMATION CONCERNING ADLER'S CLIENTS, SERVICES AND MANAGEMENT 2

- A. Adler Provides Services Exclusively for Rauenhorst Family Members, Entities and Charities 2
- B. Adler Provides a Wide Range of General Management Services to Clients 3
- C. Adler is Owned Exclusively by Rauenhorst Family Members and Adler's Board of Directors Consists Exclusively of Rauenhorst Family Members and has Ultimate Control Over the Management of Adler 3

III. REQUEST FOR AN ORDER 4

- A. Adler Requests the Order because if Adler Provides Investment Advisory Services to 15 or more Clients, Adler or Adler Employees will be Required to Register as Investment Advisers 4
- B. Adler and Adler Employees should not be Required to Register as Investment Advisers under Section 203(a) of the Act 5

IV. DISCUSSION 6

- A. Adler does not Hold Itself Out as an Investment Adviser 6
- B. Adler Provides Other Services to Clients 6
- C. Adler's Fees Are Designed to Cover Adler's Costs, Not to Generate Profit 6
- D. There is no Public Interest in Requiring Adler and Adler Employees to be Registered as Investment Advisers under the Act 6

V. PRECEDENT 7

VI. REQUEST FOR ORDER OF EXEMPTION 9

VII. ADDITIONAL INFORMATION 9

VIII. AUTHORIZATION AND COMPLIANCE WITH RULE 0-4 UNDER THE INVESTMENT ADVISERS ACT OF 1940 10

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

In the Matter of Adler Management, L.L.C.	) FIRST AMENDMENT TO APPLICATION) FOR AN ORDER OF THE COMMISSION) PURSUANT TO SECTION 202(a)(11)(F) OF) THE INVESTMENT ADVISERS ACT OF) 1940 (THE "ACT") DECLARING ADLER) MANAGEMENT, L.L.C. AND ITS) OFFICERS AND EMPLOYEES ACTING) WITHIN THE SCOPE OF THEIR) EMPLOYMENT NOT TO BE INVESTMENT) ADVISERS WITHIN THE INTENT OF THE ACT File No. 803-00187

I. INTRODUCTION

Adler Management, L.L.C. ("Adler") hereby submits this application (the "Application") for an order under Section 202(a)(11)(F) of the Investment Advisers Act of 1940 (the "Act") declaring Adler and its officers and employees acting within the scope of their employment not to be investment advisers within the intent of the Act (the "Order").

Adler is a "family office" that performs a wide range of general management services exclusively for Rauenhorst Family Members, Entities and Charities (each as defined below).

Adler is owned exclusively by the seven children of Gerald and Henrietta Rauenhorst. Similarly, the Board of Directors of Adler consists exclusively of members of the Rauenhorst Family (as defined below). The Board of Directors oversees all aspects of the operations of Adler, including the employment and termination of all investment management and other key employees, and is ultimately responsible for all Adler's services to the Rauenhorst Family.

II. BACKGROUND INFORMATION CONCERNING ADLER'S CLIENTS, SERVICES AND MANAGEMENT

A. Adler Provides Services Exclusively for Rauenhorst Family Members, Entities and Charities

In this Application, the following defined terms will bear the meaning ascribed to them below:

"Rauenhorst Family" and "Rauenhorst Family Members" mean Gerald and Henrietta Rauenhorst, their lineal descendants (including by adoption) and spouses of their lineal descendants.

At the present time, the Rauenhorst Family Members comprise three generations, including ten households and 33 family members:

(i) The first generation, namely Gerald and Henrietta Rauenhorst.

(ii) The second generation, namely the seven children of Gerald and Henrietta Rauenhorst and their spouses.

(iii) The third generation, namely the 16 grandchildren of Gerald and Henrietta Rauenhorst and a spouse of one of the grandchildren. Most of the grandchildren are minors who continue to live in the same household as their parents.

"Rauenhorst Family Entities" means the following partnerships, trusts and other business entities:

(i) Entities that are beneficially and solely owned by, or solely for the benefit of, various Rauenhorst Family Members;

(ii) One entity that uses Adler's investment advisory services and in which one person who is not a Rauenhorst Family Member holds an ownership interest as described in Section IV.D. below; and

(iii) Several entities that do not, and will not, use Adler's investment advisory services and in each of which Rauenhorst Family Members hold supermajority ownership interests and a few employees or former employees of Adler hold small ownership interests.

A large number of Rauenhorst Family Entities exist solely for tax, estate planning or administrative reasons. Many others invest directly in real estate. Some Rauenhorst Family Entities invest, directly or indirectly, in different strategies, e.g., bonds, small cap equities, etc. Adler engages third party investment managers to manage the assets of these entities. In most cases, the assets are managed by the third party managers in a private account, but in some cases the Rauenhorst Family Entity assets may be invested in collective investment vehicles managed by the third party manager.

"Rauenhorst Family Charities" means charitable entities that were created by, and are administered under the discretion of, Rauenhorst Family Members.

"Clients" means Rauenhorst Family Members, Rauenhorst Family Entities and Rauenhorst Family Charities to whom Adler provides services.

Adler does not and will not solicit clients or use a third person or firm to solicit clients from the public. Adler does not and will not hold itself out to the public as a provider of services. A new client relationship is established only through additions to Rauenhorst Family Members or the creation of a new Rauenhorst Family Entity or Charity.

"Adler Employees" means Adler's officers and employees acting within the scope of their employment.

B. Adler Provides a Wide Range of General Management Services to Clients

Adler was created in 1996 to serve as the family office for Clients. The family office provides a wide range of general management services to Clients, including the following: budget preparation and management services; recordkeeping, bookkeeping and accounting services; federal and state tax return preparation services; real estate management services; insurance and risk management services; custodian and executor services; estate planning services; federal and state tax planning; coordination with accountants and attorneys; investment advisory services; and other administration services.

Investment advisory services represent only a relatively small part of the wide array of services that Adler provides to Clients. In fact, most Clients do not use Adler's investment advisory services and, in the case of those that do, investment advisory services are typically only one of several services Adler provides to these Clients.

A Client who desires to use one or more of Adler's various services is required to sign an agreement and pay fees. These fees only cover Adler's costs. Adler is not designed, nor does it function, as a profit center for Rauenhorst Family Members.

C. Adler is Owned Exclusively by Rauenhorst Family Members and Adler's Board of Directors Consists Exclusively of Rauenhorst Family Members and has Ultimate Control Over the Management of Adler

Adler is owned exclusively by the seven children of Gerald and Henrietta Rauenhorst. The Board of Directors of Adler consists exclusively of Rauenhorst Family Members. The Board of Directors oversees all aspects of the operations of Adler, including the employment and termination of all investment management and other key employees, and is ultimately responsible for all Adler's services to the Rauenhorst Family.

The officers of Adler currently consist of a President; a Senior Vice President - Securities Investments; a Vice President and Treasurer; a Vice President and Secretary; a Vice President - Foundations; and two other Vice Presidents who are Rauenhorst Family Members and members of Adler's Board of Directors. Adler also employs five accounting staff, one investment staff, one legal assistant staff and two administrative/secretarial staff. In addition, Adler has on its payroll, solely for the administrative convenience of certain Clients, eight persons providing services directly to these Clients. The Clients fully reimburse Adler for the compensation and benefits provided to such persons.

Most of Adler's officers and employees are not themselves Rauenhorst Family Members. However, the Board of Directors, which does consist exclusively of Rauenhorst Family Members, oversees the employment and termination of all investment management and other key employees. These employees are fully accountable to the Board of Directors and their continued employment, compensation and advancement all depend directly on the satisfactory performance of their responsibilities in the best interests of Clients. Those employees whose responsibilities extend beyond Adler to other family businesses are similarly accountable at all times to the Rauenhorst Family Members who control those businesses. The interests of the investment management and other key employees of Adler are therefore closely aligned with those of Clients.

III. REQUEST FOR AN ORDER

Section 202(a)(11) of the Act defines the term "investment adviser" to mean "any person who, for compensation, engages in the business of advising others, either directly or through publications or writings, as to the value of securities or as to the advisability of investing in, purchasing, or selling securities, or who, for compensation and as part of a regular business, issues or promulgates analyses or reports concerning securities." Adler requests that the Commission issue an Order pursuant to Section 202(a)(11)(F) declaring Adler and Adler Employees not to be investment advisers within the intent of Section 202(a)(11) of the Act. The request for the Order includes Adler Employees within its scope because, if an Order is issued with respect to Adler, its officers and employees would not be "associated persons" of a registered investment adviser, and therefore might themselves be required to register as investment advisers.

A. Adler Requests the Order because if Adler Provides Investment Advisory Services to 15 or more Clients, Adler or Adler Employees will be Required to Register as Investment Advisers

Section 203(b) of the Act provides for the following exceptions from registration under Section 203(a), only one of which is currently available to Adler and Adler Employees. The first exception for "intrastate" investment advisers is not available to Adler and Adler Employees because not all Clients are residents of Minnesota where Adler has its principal place of business. In addition, Adler does not intend to limit its investment advisory activities to unlisted securities because Adler believes such a restriction would be inconsistent with its fiduciary obligations where it does provide investment advice with respect to Clients' assets.

The second exception is not available to Adler and Adler Employees because the Clients are not insurance companies.

Adler and Adler Employees currently rely on the exception for "private" investment advisers set forth in Section 203(b)(3) of the Act in that, applying the counting rules set forth in Rule 203(b)(3)-1, Adler currently provides investment advisory services to only 13 clients.

However, the requirement that Adler have fewer than 15 investment advisory clients is now operating as a constraint on Adler's ability to provide services to Clients, as grandchildren of Gerald and Henrietta Rauenhorst cease to be minors and/or leave their childhood households, the number of Rauenhorst Family Members grows and other Rauenhorst Family Members, Entities and Charities desire to use Adler's investment advisory services.

The fourth exception is not available to Adler and Adler Employees because Adler is neither a charitable organization, as defined in Section 3(c)(10)(B) of the Investment Company Act of 1940, nor a trustee, director, officer, employee, or volunteer of such a charitable organization.

The fifth exception is not available to Adler and Adler Employees because Adler is not a plan described in Section 414(e) of the Internal Revenue Code of 1986, a person or entity eligible to establish and maintain such a plan, or a trustee, director, officer, or employee of or volunteer of any such plan or person.

The sixth exception is not available to Adler and Adler Employees because Adler is not a commodity trading adviser registered with the Commodity Futures Trading Commission.

Finally, because Adler has assets under management of not less than $25,000,000, Adler and Adler Employees are not prohibited from registering with the Commission under Section 203A(a) of the Act and, without an Order from the Commission, may be required to register as investment advisers with the Commission.

B. Adler and Adler Employees should not be Required to Register as Investment Advisers under Section 203(a) of the Act

To require Adler and Adler Employees to register under Section 203(a) of the Act would not advance the public interest and is inconsistent with the purposes of the Act for the following reasons: (i) Adler is the "family office" exclusively for Clients, does not offer its services to individuals or entities other than Clients, and does not hold itself out to the public as an investment adviser; (ii) Adler provides a wide array of family office services to Clients, of which its investment advisory services are only a part; and (iii) the fees that Adler receives only cover its costs, and historically have been set so as not to generate any profit for Adler.

Adler currently operates under the exception for "private" investment advisers set forth in Section 203(b)(3) of the Act. Adler will continue operating within the limitations of this exception until the Commission grants Adler and Adler Employees an Order under Section 202(a)(11)(F). Adler never has solicited or accepted, and never will solicit or accept, clients from the public.

Therefore, Adler requests that the Commission issue an Order pursuant to Section 202(a)(11)(F) declaring Adler and Adler Employees not to be investment advisers within the intent of the Act.

IV. DISCUSSION

A. Adler does not Hold Itself Out as an Investment Adviser

Adler does not hold itself out to the public as an investment adviser. Adler is not listed in the phone book or any other directory as an investment adviser, and does not engage in any advertising. Adler does not attend investment management-related conferences as a vendor, and does not conduct any marketing activities. Adler will not solicit or accept any client that is not a Rauenhorst Family Member, Entity or Charity. Adler does not believe that members of the investing public are aware that Adler exists or are aware of its activities.

B. Adler Provides Other Services to Clients

Adler provides a wide array of family office services to Clients, of which its investment advisory services are only a part. In addition to investment advisory services, Adler provides budget preparation and management services; recordkeeping, bookkeeping and accounting services; federal and state tax return preparation services; real estate management services; insurance and risk management services; custodian and executor services; estate planning services; federal and state tax planning services; coordination with accountants and attorneys; and other administration services. These activities are part of the comprehensive services that Adler provides to Clients. Adler's investment advisory activities are consistent with the function of a "family office" serving the needs of Clients.

C. Adler's Fees Are Designed to Cover Adler's Costs, Not to Generate Profit

The payments that Adler receives for its services are based on a fee schedule that is disclosed to Clients and depends upon the services Clients choose to use. The fees charged by Adler are intended to only cover Adler's costs for providing such services.

Adler understands and acknowledges that a person falls within the definition of investment adviser under Section 202(a)(11) of the Act so long as it receives compensation for providing investment advisory services, regardless of whether it profits from the compensation. However, Adler's situation is clearly unlike (i) a broker-dealer that charges a competitive brokerage commission when effecting securities transactions that are related to the giving of investment advice, (ii) an insurance agent who receives a competitive sales commission when a client pays a premium to acquire insurance that is related to the giving of investment advice, or (iii) a financial planner who may get paid a flat fee which exceeds his or her costs for designing a financial plan that is related to the giving of investment advice. In each of those situations, the receipt of investment advisory income can be inferred from the services rendered and competitive rates. By contrast, Adler was not created to serve as a profit center for Rauenhorst Family Members. The fees Adler receives have been designed to only cover Adler's costs.

D. There is no Public Interest in Requiring Adler and Adler Employees to be Registered as Investment Advisers under the Act

Adler is a private organization that was formed to be the "family office" for Clients. All Clients have a close relationship with the Rauenhorst Family in that they are all either Rauenhorst Family Members, Entities or Charities. There are no public clients. Adler's services are tailored exclusively to the needs of Clients, not to the needs of the public. Additionally, Adler never has solicited or accepted, and never will solicit or accept, clients from the public.

There is only one person who is not a Rauenhorst Family Member and has any beneficial interest in a Rauenhorst Family Entity that uses Adler's investment advisory services. That person is Adler's former President and current Vice President and Treasurer. The Vice President and Treasurer is a Limited Partner who beneficially owns 10% of a Rauenhorst Family Entity, an interest he acquired in 2000. The Vice President and Treasurer is a long-standing, loyal employee of Adler and other Rauenhorst family businesses, and Adler believes it would be unfair to require him to now relinquish the interest he has held for several years. However, he will not be permitted to increase his existing investment or to make investments in other Rauenhorst Family Entities. Aside from this isolated and limited historical exception, Adler has always prohibited and will continue to prohibit persons who are not Rauenhorst Family Members, Charities or Entities from investing in Rauenhorst Family Entities that use Adler's investment advisory services.

The Act was intended to protect the public by regulating investment advisers engaged in the business of providing advice regarding securities. However, because Adler will undertake no investment advisory functions with respect to the public, there is no need to apply the Act to Adler's activities.

Adler was organized to provide a "family office" for Clients, and that is, and will be, the sole purpose for its existence. To require Adler or Adler Employees to register as investment advisers does not advance the public interest and is not in the best interest of Clients. In this regard, Adler believes that not registering as an investment adviser would also serve to protect the financial privacy and safety of Rauenhorst Family Members. Rauenhorst Family Members have never disclosed more about their aggregate wealth or business activities than is absolutely required by law. The internet-based disclosure requirements of new Part 1, and proposed Part 2, of Form ADV would severely compromise Rauenhorst Family Members' efforts to maintain their privacy.

Adler believes that it is in the public's interest that an Order under Section 202(a)(11)(F) be issued.

V. PRECEDENT

The relief requested in this Application is substantially similar to that granted by the Commission in a number of situations. In the Matter of Longview Management Group LLC, Investment Advisers Act Release No. 2008 (January 3, 2002) (notice) and 2013 (February 7, 2002) (order), the Crown family formed Longview Management Group LLC to conduct the investment affairs and manage the assets of the family. With the exception of providing a small amount of administrative services through Henry Crown & Company (with whom Longview had a contractual relationship), Longview provided *solely* investment management services to its clients. This contrasts with the wide range of services that Adler offers which is characteristic of a true "family office."

Longview's clients consisted of Crown family members, trusts, corporations, partnerships, charitable entities and other entities. Like Adler, Longview did not hold itself out to the public as an investment adviser, and Longview did not engage in any advertising or marketing activities. Also, Longview did not generate significant profits from the fees charged to clients. However, unlike Adler, some of Longview's individual clients were not members of the Crown family. Individual clients outside of the Crown family included two Crown family employees to which 14 of Longview's accounts related, and two individuals the Crown family allowed to invest with family members in a certain investment entity. Also, an unstated number of individuals were allowed to invest in entities used by the Crown family as an investment vehicle to purchase assets. Such individuals included senior executives of the operating entity into which the investment vehicle invested or senior executives of Longview or other Crown family businesses. Aside from one isolated and limited historical exception, the Rauenhorst Family has always prohibited and will continue to prohibit investments in Rauenhorst Family Entities that use Adler's investment advisory services by persons who are not Rauenhorst Family Members, Charities or Entities. Despite lacking the family-only client base and the wide range of services of a true "family office," the Commission determined that Longview was a person not within the intent of the Act.

In the Matter of Kamilche Company, Investment Advisers Act Release No. 1958 (July 31, 2001) (notice) and 1970 (August 27, 2001) (order), the Kamilche Company was formed to be a holding company of an operating company owned by the descendants of a couple and the spouses of those descendants. The company performed family office functions for the Kamilche family and trusts, foundations, partnerships, limited liability companies and other entities created by and for the sole benefit of that family. The services the company provided included, among other things, estate planning, insurance reviews, record keeping, implementation of tax and investment decisions, preparation and analysis of financial statements and coordination of relationships with accountants, attorneys and investment advisers. The company's investment advisory services were only a small portion of its overall activities, and the payments received by the company were primarily compensation for administrative, accounting and oversight services it provided, rather than for investment advisory services. In Kamilche, similar to Adler, the company did not hold itself out to the public as an investment adviser, did not engage in any marketing, and was not listed in any phone book as an investment adviser. The Commission determined that Kamilche was not a person within the intent of the Act.

In the Matter of Bear Creek Inc., Investment Advisers Act Release No. 1931 (March 9, 2001) (notice) and 1935 (April 4, 2001) (order), a corporation was formed to serve as the trustee of certain trusts created by and for the benefit of a family and its descendants. The corporation was registered as an investment adviser under Section 203 of the Act, and provided the following services to the family trusts: (i) acting as trustee, custodian and executor; and (ii) performing other fiduciary services and financial, investment, tax and accounting and other agency and advisory services. The investment-related services provided to the trusts in Bear Creek were limited to trust administration, selection of third party sub-advisers, and preparation of quarterly reports. Similar to Adler, the corporation did not hold itself out to the public as an investment adviser, and did not engage in any advertising or marketing activities. In addition, the corporation in Bear Creek did not seek or accept the business of persons other than family members and entities wholly-owned by the family. The Commission determined that the company in Bear Creek was a person not within the intent of the Act.

In the Matter of Moreland Management Company, Investment Advisers Act Release No. 1700 (February 12, 1998) (notice) and 1706 (March 10, 1998) (order), the Commission also granted relief in a situation substantially similar to Adler's. In Moreland, a company was formed by a trust which owned all of the company's stock. The trust existed for the benefit of a single family and its descendants. The company served as the family office of the family and performed services for the trust, including asset allocation, recordkeeping, investment due diligence, federal and state tax advice, coordination of professional relationships with accountants and attorneys, and numerous other responsibilities. The company's other clients included immediate family members of the family, trusts, foundations, partnerships and other entities created by them or by the trust to serve as investment vehicles. Like Adler, the company in Moreland did not provide services to the public. Only a small portion of the compensation received by the company in Moreland was attributable to its investment advisory activities for its clients. The Commission determined that the company in Moreland was a person not within the intent of the Act.

VI. REQUEST FOR ORDER OF EXEMPTION

For the foregoing reasons, Adler requests that the Commission issue an order under Section 202(a)(11)(F) of the Act declaring Adler and Adler Employees not to be investment advisers within the intent of the Act.

Adler submits that the Order is necessary and appropriate in the public interest, consistent with the protection of investors, and consistent with the purposes fairly intended by the policy and provisions of the Act.

VII. ADDITIONAL INFORMATION

Adler requests that any questions regarding the Application be directed to P. Graham van der Leeuw at Faegre & Benson LLP, 2200 Wells Fargo Center, 90 South Seventh Street, Minneapolis, Minnesota 55402, telephone (612) 766-7119.

VIII. AUTHORIZATION AND COMPLIANCE WITH RULE 0-4 UNDER THE INVESTMENT ADVISERS ACT OF 1940

Pursuant to Rule 0-4(c)(1), Adler hereby states that under the provisions of its articles of organization, responsibility for the management of its business affairs is vested in its Board of Directors, and that the Board of Directors by resolutions duly adopted and attached hereto as Exhibit A has authorized the preparation, and the execution and filing with the Commission, of this Application. All requirements for the execution and filing of the Application and amendments thereto, in the name and on behalf of Adler, have been complied with, and the individual who signed and filed this Application is duly and fully authorized to so do. The verification required by Rule 0-4(d) is attached hereto as Exhibit B. Attached hereto as Exhibit C is the notice to be used by the Commission in giving public notice of this Application and any amendments thereto.

Dated: January 27, 2006

ADLER MANAGEMENT, L.L.C.

By: [signature]
Luz Campa,
Vice President and Secretary

M1:1287112.01

EXHIBIT INDEX

Exhibits		Sequential Page Number
Exhibit A	Certification of Adler Management, LLC Pursuant to Rule 0-4(c)	14
Exhibit B	Verification of Adler Management, LLC Pursuant to Rule 0-4(d)	15
Exhibit C	Form of Notice of Application of Adler Management, LLC	16

M1:1231301.03

EXHIBIT A

ADLER MANAGEMENT, LLC

CERTIFICATION PURSUANT TO RULE 0-4(c)

I, Luz Campa, do hereby certify as follows:

1. I am the Secretary of Adler Management, L.L.C. (the "Company").

2. In such capacity, I have examined the records of actions taken by the Board of Directors of the Company.

3. The Board of Directors of the Company has duly adopted the following resolutions:

RESOLVED, that the Company's application for an order pursuant to Section 202(a)(11)(F) of the Act (the "Application") is hereby approved;

RESOLVED, that the Company's Vice President and Secretary, Luz Campa, is hereby authorized and directed to make and execute the Application and amendments thereto and to comply with all requirements to file the Application and amendments thereto with the Securities and Exchange Commission.

IN WITNESS WHEREOF, I have hereto set my hand on the date set forth below.

January 27, 2006

By: L Campa
Luz Campa, Secretary
Adler Management, LLC

M1:1217874.03

EXHIBIT B

ADLER MANAGEMENT, L.L.C.

VERIFICATION PURSUANT TO RULE 0-4(d)

The undersigned being duly sworn deposes and says that he has duly executed the attached First Amendment to Application for an Exemptive Order Pursuant to Section 202(a)(11)(F) of the Investment Advisers Act of 1940 dated January 27, 2006 (the "Application"), for and on behalf of Adler Management, L.L.C. ("Adler"); that he is the Vice President and Secretary of Adler; and that all action by members, directors, and other bodies necessary to authorize deponent to execute and file the Application has been taken. Deponent further says that he is familiar with the Application, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By: L Campa
Luz Campa, Vice President and Secretary
Adler Management, L.L.C.

Subscribed and sworn to before me,
a Notary Public, this 27th day of January, 2006.

Konnie K Smith
Name:
Notary Seal:

KONNIE K. SMITH
NOTARY PUBLIC-MINNESOTA
My Commission Expires Jan. 31, 2010

M1:1217662.04

EXHIBIT C

SECURITIES AND EXCHANGE COMMISSION

Release No. IC-_______; File No. ____________

Adler Management, L.L.C.

Notice of Application

______________, 2006

Agency: Securities and Exchange Commission (the "Commission").

Applicant: Adler Management, L.L.C. ("Applicant")

Action: Notice of Application for Exemption under the Investment Advisers Act of 1940 ("Advisers Act").

Relevant Advisers Act Sections: Exemption requested under Section 202(a)(11)(F) from Section 202(a)(11) of the Advisers Act.

Summary of Application: Applicant requests an order declaring it, and its officers and employees acting within the scope of their employment ("Applicant Employees"), to be persons not within the intent of Section 202(a)(11) of the Advisers Act, which defines the term "investment adviser."

Filing Date: The application was filed on July 25, 2005. The amendment was filed on _______________, 2006.

Hearing or Notification of Hearing: An order granting the application will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving Applicant with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on ___________, 2006 and should be accompanied by proof of service on Applicant, in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons may request notification of a hearing by writing to the Commission's Secretary.

Addresses: Secretary, Securities and Exchange Commission, 100 F Street, NW, Washington, D.C. 20549. Applicant, Opus Corporate Center, 10350 Bren Road West, Minnetonka, Minnesota 55343.

For Further Information Contact: ____

Supplementary Information: The following is a summary of the application. The complete application may be obtained for a fee at the Commission's Public Reference Branch, 450 Fifth Street, N.W., Washington, D.C. 20549-0102 (Telephone: 202-942-8090).

Applicant's Representations:

1. Applicant was created in 1996 to serve as a family office exclusively for Rauenhorst Family Members, Entities and Charities (collectively, "Clients"). "Rauenhorst Family Members" and "Rauenhorst Family" mean Gerald and Henrietta Rauenhorst, their lineal descendants (including by adoption) and spouses of their lineal descendants. "Rauenhorst Family Entities" means the following partnerships, trusts and other business entities: (i) entities that are beneficially and solely owned by, or solely for the benefit of, various Rauenhorst Family Members; (ii) one entity that uses Applicant's investment advisory services and in which one person who is not a Rauenhorst Family Member holds an ownership interest as described in paragraph 8 below; and (iii) several entities that do not, and will not, use Applicant's investment advisory services and in each of which Rauenhorst Family Members hold supermajority ownership interests and a few employees or former employees of Applicant hold small ownership interests. "Rauenhorst Family Charities" means charitable entities that were created by, and are administered under the discretion of, Rauenhorst Family Members.

2. Applicant provides a wide range of general management services exclusively to Clients, including the following: budget preparation and management services; recordkeeping, bookkeeping and accounting services; federal and state tax return preparation services; real estate management services; insurance and risk management services; custodian and executor services; estate planning services; federal and state tax planning; coordination with accountants and attorneys; investment advisory services; and other administration services. Investment advisory services represent only a relatively small part of the wide array of services that Applicant provides to Clients. In fact, most Clients do not use Applicant's investment advisory services and, in the case of those that do, investment advisory services are typically only one of several services Applicant provides to these Clients.

3. A Client who desires to use one or more of Applicant's various services is required to sign an agreement and pay fees. These fees only cover Applicant's costs. Applicant is not designed, nor does it function, as a profit center for Rauenhorst Family Members.

4. Applicant is owned exclusively by the seven children of Gerald and Henrietta Rauenhorst. Similarly, the Board of Directors of Applicant consists exclusively of members of the Rauenhorst Family. The Board of Directors oversees all aspects of the operations of Applicant, including the employment and termination of all investment management and other key employees, and is ultimately responsible for all Applicant's services to the Rauenhorst family.

5. Most of Applicant's Employees are not themselves Rauenhorst Family Members. However, Applicant's Employees are fully accountable to the Board of Directors and their continued employment, compensation and advancement all depend directly on the satisfactory performance of their responsibilities in the best interests of Clients. Those employees whose responsibilities extend beyond Applicant to other family businesses are similarly accountable at

all times to the Rauenhorst Family Members who control those businesses. The interests of the investment management and other key employees of Applicant are therefore closely aligned with those of Clients.

6. Applicant and Applicant's Employees currently operate under the exception for "private" investment advisers set forth in Section 203(b)(3) of the Act in that, applying the counting rules set forth in Rule 203(b)(3)-1, Applicant currently provides investment advisory services to only 13 clients. However, the requirement that Applicant have fewer than 15 investment advisory clients is now operating as a constraint on Applicant's ability to provide services to Clients, as grandchildren of Gerald and Henrietta Rauenhorst cease to be minors and/or leave their childhood households, the number of Rauenhorst Family Members grows and other Rauenhorst Family Members, Entities and Charities desire to use Applicant's investment advisory services.

7. Applicant does not and will not solicit clients or use a third person or firm to solicit clients from the public. Applicant does not and will not hold itself out to the public as a provider of services. A new client relationship is established only through additions to the Rauenhorst Family or the creation of a new Rauenhorst Family Entity or Rauenhorst Family Charity.

8. There is only one person who is not a Rauenhorst Family Member and has any beneficial interest in a Rauenhorst Family Entity that uses Applicant's investment advisory services. That person is Applicant's former President and current Vice President and Treasurer. The Vice President and Treasurer is a Limited Partner who beneficially owns 10% of a Rauenhorst Family Entity, an interest he acquired in 2000. The Vice President and Treasurer is a long-standing, loyal employee of Applicant and other Rauenhorst family businesses, and Applicant believes it would be unfair to require him to now relinquish the interest he has held for several years. However, he will not be permitted to increase his existing investment or to make investments in other Rauenhorst Family Entities. Aside from this isolated and limited historical exception, Applicant has rigorously applied, and will continue to rigorously apply, its policy of prohibiting persons who are not Rauenhorst Family Members, Charities or Entities from investing in Rauenhorst Family Entities that use Adler's investment advisory services.

<u>Applicant's Legal Analysis</u>:

1. Section 202(a)(11) of the Advisers Act defines the term "investment adviser" to mean "any person who, for compensation, engages in the business of advising others, either directly or through publications or writings, as to the value of securities or as to the advisability of investing in, purchasing, or selling securities, or who, for compensation and as part of a regular business, issues or promulgates analyses or reports concerning securities ...."

2. Section 202(a)(11)(F) of the Advisers Act authorizes the Commission to exclude from the definition of "investment adviser" persons that are not within the intent of Section 202(a)(11).

3. Section 203(a) of the Advisers Act requires investment advisers to register with the Commission. Section 203(b) of the Advisers Act provides exemptions from this registration requirement.

4. Applicant asserts that if Applicant provides its investment advisory services to 15 or more clients, Applicant and Applicant's Employees will not qualify for any of the exemptions provided by Section 203(b). Applicant also asserts that Applicant and Applicant Employees are not prohibited from registering with the Commission under Section 203A(a) of the Advisers Act.

5. Applicant asserts that there is no public interest in requiring Applicant or Applicant's Employees to be registered under the Advisers Act. Applicant states that it was organized to provide a "family office" for Clients, and that is, and will be, the sole purpose for its existence. All Clients have a close relationship with the Rauenhorst Family in that they are all either Rauenhorst Family Members, Entities or Charities. There are no public clients. Applicant's services are tailored exclusively to the needs of Clients, not to the needs of the public. Additionally, Applicant never has solicited or accepted, and never will solicit or accept, clients from the public.

6. Applicant asserts that to require Applicant or Applicant's Employees to register as investment advisers is not in the best interest of Clients. Applicant states that not requiring Applicant and Applicant's Employees to register as investment advisers would serve to protect the financial privacy and safety of Rauenhorst Family Members. Rauenhorst Family Members have never disclosed more about their aggregate wealth or business activities than is absolutely required by law. The internet-based disclosure requirements of new Part 1, and proposed Part 2, of Form ADV would severely compromise Rauenhorst Family Members' efforts to maintain their privacy.

7. Applicant requests that the Commission declare Applicant and Applicant's Employees not to be investment advisers within the intent of Section 202(a)(11). Applicant asserts that its request for the Commission's order includes Applicant's Employees within its scope because, if an Order was issued with respect to Applicant only, its officers and employees would not be "associated persons" of a registered investment adviser, and therefore might themselves be required to register as investment advisers.

For the Commission, by the Division of Investment Management, under delegated authority.

Margaret H. McFarland
Deputy Secretary

M1:1218089.04